UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 6 )*
                                          ---

                                 HTE, INC.
---------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 403926108
                     ----------------------------------
                               (CUSIP Number)

                                Mark Leonard
                            20 Adelaide St. East
                                 Suite 1200
                          Toronto, Ontario MSC 2T6
                               (416)-861-2275
---------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             February 4, 2003
                     ----------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------

CUSIP No.  403926108                                      13D
--------------------------------------------------


-------- ----------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                   Constellation Software Inc.

-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a)|_|
                                                                (b)|X|
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY


-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

                   WC, OO
-------- ----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|


-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                   Ontario, Canada
-------- ----------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF                          1,603,100
      SHARES
                    ----- -----------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY
       EACH
                    ----- -----------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                            1,603,100
                    ----- -----------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

-------- ----------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,603,100
-------- ----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------- ----------------------------------------------------------------------

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        10.0%

-------- ----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)
                        CO
-------- ----------------------------------------------------------------------

                                SCHEDULE 13D
                                ------------

          This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of HTE, Inc. (the "Issuer"), and amends the Schedule 13D filed on March 12, 2001, as amended through November 22, 2002.

ITEM 1.   SECURITY AND ISSUER.

          Unchanged.

ITEM 2.   IDENTITY AND BACKGROUND.

          Unchanged.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Unchanged.

ITEM 4.   PURPOSE OF TRANSACTION.

          Unchanged.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Unchanged.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is amended by adding the following:

          On February 4, 2003, the Reporting Person entered into a Tender and Voting Agreement with SunGard Data Systems Inc. ("SunGard") and Lake Acquisition Corp. Inc., a wholly owned subsidiary of SunGard ("Merger Sub") in which the Reporting Person has agreed to tender all 1,603,100 shares of Common Stock beneficially owned into the cash tender offer as contemplated by the Agreement and Plan of Merger between Sungard, Merger Sub, and the Issuer (the "Merger Agreement"). The Reporting Person has also agreed to vote their shares of Common Stock in favor of the approval and adoption of the Merger Agreement and all the transactions contemplated by the Merger Agreement, and has granted SunGard a proxy with respect to the voting of their shares in connection therewith and related matters. The summary set forth herein of certain provisions of the Tender and Voting Agreement does not purport to be a complete description thereof and is qualified in its entirety by reference to the full provisions of the Tender and Voting Agreement as filed as an Exhibit to this Statement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is amended by adding the following:

          Exhibit E. Tender and Voting Agreement dated as of February 4, 2003 by and among Sungard Data Systems Inc., Lake Acquisition Corp. Inc., and Constellation Software, Inc.


                                 SIGNATURES
                                 ----------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2003



                                        CONSTELLATION SOFTWARE INC.

                                        By:   /s/ Mark Leonard
                                           ------------------------------
                                           Name:  Mark Leonard
                                           Title: President